Room 4561

May 23, 2007

Mr. Brian K. Miller
Senior Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, TX 75225

> **Re: Tyler Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10485**

Dear Mr. Miller:

We have reviewed your response letter dated May 9, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1. Summary of Significant Accounting Policies, page F-7

Segment and Related Information, page F-11

1.   We note your response to prior comment number 4 and we do not believe that you have adequately supported your conclusion that the products are similar and additional disclosure is not required pursuant to paragraph 37 of SFAS 131. For example, it is unclear how a software product used by law enforcement agencies for jail management is similar to one that is used by industry professionals in

property appraisal. Despite the common characteristic of your customers being associated with local governments, it appears that your analysis regarding similarity may be overly broad. Provide us with a more detailed analysis of why you believe the following categories of your solutions are similar in the context of paragraph 37:

- Finance & Accounting;
- Courts & Justice;
- Public Safety;
- Appraisal & Tax;
- Education Management;
- Forms, Documents & Content Management; and
- Land & Vital Records.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief